United States securities and exchange commission logo





                          December 17, 2021

       Linda Kozlowski
       President and Chief Executive Officer
       Blue Apron Holdings, Inc.
       28 Liberty Street
       New York, New York 10005

                                                        Re: Blue Apron
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 10,
2021
                                                            File No. 333-261607

       Dear Ms. Kozlowski:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              David Westenberg